Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

First Majestic Silver Corp. (“First Majestic” or the “Company”)

Suite 1800 – 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

Telephone:  (604) 688-3033

Facsimile:   (604) 639-8873

Item 2	Date of Material Change

December 8, 2025

Item 3	News Release

News releases dated December 3, 2025 and December 8, 2025 were disseminated through the services of NewsFile and subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On December 8, 2025, First Majestic announced the closing of a private placement offering (the “Offering”) of US$350,000,000 in aggregate principal amount of unsecured convertible senior notes due 2031 (the “Notes”). The Company used a portion of the net proceeds of the Offering to complete the repurchase, in separate privately negotiated transactions, of approximately US$174.7 million aggregate principal amount of its outstanding 0.375% convertible senior notes (the “Existing Notes”) for payment of approximately US$214.7 million.

The Notes will bear cash interest semi-annually at a rate of 0.125% per annum. The initial conversion rate for the Notes is 44.7227 common shares of the Company (each, a “Share”) per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$22.36 per Share, subject to adjustment in certain circumstances.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On December 3, 2025, prior to the opening of trading on the markets on which the Shares are listed, First Majestic announced the Offering of US$300,000,000 aggregate principal amount of Notes with an option for the initial purchasers of the Notes (the “Over-Allotment Option”) to increase the size of the Offering to US$345,000,000. First Majestic also announced that it intended to use the net proceeds of the Offering to repurchase, in separate privately negotiated transactions, a portion of its outstanding Existing Notes and for general corporate purposes, including strategic opportunities.

On December 3, 2025, following the closing of trading on the markets on which the Shares are listed, First Majestic announced that it had priced its previously announced Offering of Notes. The Company also announced that it had increased the Over-Allotment Option from US$45,000,000 aggregate principal amount of Notes to US$50,000,000.

On December 8, 2025, First Majestic announced the closing of its previously announced Offering of Notes for gross proceeds of US$350,000,000. The Company used a portion of the net proceeds of the offering to complete the repurchase, in separate privately negotiated transactions, of approximately US$174.7 million aggregate principal amount of Existing Notes for payment of approximately US$214.7 million.

The Notes will bear cash interest semi-annually at a rate of 0.125% per annum. The initial conversion rate for the Notes is 44.7227 Shares of First Majestic per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$22.36 per Share, subject to adjustment in certain circumstances.

The Notes and the Shares into which the Notes are convertible, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or qualified by a prospectus in Canada. The Notes and the Shares into which the Notes are convertible may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act and may not be offered or sold in Canada except pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Keith Neumeyer, President & Chief Executive Officer

Telephone:  (604) 688-3033

Facsimile:   (604) 639-8873

Item 9	Date of Report

December 18, 2025